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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                              --------------------

                                 SCHEDULE 14D-9
                                 (RULE 14D-101)

          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. )

                    U.S. REALTY PARTNERS LIMITED PARTNERSHIP
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                            (Name of Subject Company)

                    U.S. REALTY PARTNERS LIMITED PARTNERSHIP
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                      (Name of Person(s) Filing Statement)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
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                         (Title of Class of Securities)

                                      NONE
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                      (CUSIP Number of Class of Securities)


                                 Martha L. Long
                              Senior Vice President
                   Apartment Investment and Management Company
                                55 Beattie Place
                        Greenville, South Carolina 29602
                                 (864) 239-1000
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       (Name, Address and Telephone Number of Person Authorized to Receive
     Notices and Communications on Behalf of the Person(s) Filing Statement)


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


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                                 SCHEDULE 14D-9

         This Schedule 14D-9 relates to a tender offer by MPF-NY 2005, LLC, MPF Dewaay Premier Fund, LLC, MPF Flagship Fund 10, LLC, MPF Dewaay Premier Fund 2, LLC, MacKenzie Patterson Special Fund 7, LLC, Steven Gold and MacKenzie Patterson Fuller, Inc. (collectively, the "Offerors"), to purchase units of limited partnership interest ("Units") of U.S. Realty Partners Limited Partnership, at a price of $4.50 per Unit in cash. The offer to purchase Units is being made pursuant to an Offer to Purchase of the Offerors, dated as of October 17, 2005 (the "Offer to Purchase"), and a related Letter of Transmittal, copies of which were filed with the Securities and Exchange Commission (the "SEC") on October 17, 2005.

ITEM 1.  SUBJECT COMPANY INFORMATION.

         The name of the subject company is U.S. Realty Partners Limited Partnership, a Delaware limited partnership (the "Partnership"). The address of the principal executive offices of the Partnership is 55 Beattie Place, P.O. Box 1089, Greenville, South Carolina 29602, and its telephone number is (864) 239-1000.

         The title of the class of equity securities to which this Schedule 14D-9 relates is the units of limited partnership interest of the Partnership. As of October 27, 2005, 1,222,000 Units were outstanding.

ITEM 2.  IDENTITY AND BACKGROUND OF FILING PERSON.

         This Schedule 14D-9 is being filed by the Partnership, the subject company. The Partnership's general partners are U.S. Realty I Corporation (the "Corporate General Partner"), a South Carolina corporation, and AIMCO Properties, L.P., a Delaware limited partnership. The Partnership's business address and telephone number are set forth in Item 1 above.

         This Schedule 14D-9 relates to a tender offer by the Offerors to purchase Units of the Partnership in cash, at a price of $4.50 per Unit. The offer to purchase Units in the Partnership is being made pursuant to the Offer to Purchase and a related Letter of Transmittal. The tender offer is described in a Tender Offer Statement on Schedule TO (as amended and supplemented from time to time, the "Schedule TO"), which was filed with the SEC on October 17, 2005. As set forth in the Offer to Purchase incorporated by reference into the Schedule TO, the principal business address of Steven Gold is Four Embarcadero, Suite 3610, San Francisco, California 94111, and the principal business address of each of the other Offerors is 1640 School Street, Moraga, California 94556.

ITEM 3.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

            The Partnership has no employees and depends on the Corporate General Partner and its affiliates for the management and administration of all Partnership activities. The Partnership Agreement provides for (i) certain payments to affiliates for services and (ii)





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reimbursement of certain expenses incurred by affiliates of the Corporate
General Partner on behalf of the Partnership. The Corporate General Partner is a subsidiary of Apartment Investment and Management Company ("AIMCO"), a publicly traded real estate investment trust. The other general partner is AIMCO Properties, L.P., an affiliate of the Corporate General Partner and AIMCO.

            Affiliates of the Corporate General Partner receive 5% of gross receipts from both of the Partnership's properties as compensation for providing property management services. The Partnership paid to such affiliates approximately $155,000 and $153,000 for the years ended December 31, 2004 and 2003, respectively.

            Affiliates of the Corporate General Partner charged the Partnership reimbursement of accountable administrative expenses amounting to approximately $86,000 and $84,000 for the years ended December 31, 2004 and 2003, respectively. A portion of these reimbursements for the year ended December 31, 2004 are fees related to construction management services provided by an affiliate of the Corporate General Partner of approximately $8,000. There were no such fees for the year ended December 31, 2003. The construction management service fees are calculated based on a percentage of current additions to the investment properties. At December 31, 2004, the Partnership owed an affiliate of the Corporate General Partner approximately $19,000 of accrued accountable administrative expenses.

            During the years ended December 31, 2004 and 2003, an affiliate of the Corporate General Partner advanced the Partnership approximately $199,000 and $62,000, respectively, to pay property tax bills and other expenses. During 2004 and 2003, the Partnership repaid advances and accrued interest of approximately $64,000 and $142,000, respectively. In accordance with the Partnership Agreement, interest is charged at prime plus 2%. Interest expense related to these advances was approximately $2,000 for both the years ended December 31, 2004 and 2003. At December 31, 2004, the Partnership owed an affiliate of the Corporate General Partner approximately $201,000 in principal and interest.

            The Partnership insures its properties up to certain limits through coverage provided by AIMCO which is generally self-insured for a portion of losses and liabilities related to workers compensation, property casualty and vehicle liability. The Partnership insures its properties above the AIMCO limits through insurance policies obtained by AIMCO from insurers unaffiliated with the Corporate General Partner. During the years ended December 31, 2004 and 2003, the Partnership was charged by AIMCO and its affiliates approximately $43,000 and $42,000, respectively, for insurance coverage and fees associated with policy claims administration.

            In addition to its indirect ownership of the general partner interests in the Partnership, AIMCO and its affiliates owned 828,227 depository unit certificates (the "Units") in the Partnership representing 67.79% of the outstanding Units at December 31, 2004. A number of these Units were acquired pursuant to tender offers made by AIMCO or its affiliates. It is




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possible that AIMCO or its affiliates will acquire additional Units in exchange for cash or a combination of cash and units in AIMCO Properties, L.P., the operating partnership of AIMCO, either through private purchases or tender offers. Pursuant to the Partnership Agreement, unitholders holding a majority of the Units are entitled to take action with respect to a variety of matters that include, but are not limited to, voting on certain amendments to the Partnership Agreement and voting to remove the Corporate General Partner. As a result of its ownership of 67.79% of the outstanding Units, AIMCO and its affiliates are in a position to control all voting decisions with respect to the Partnership. Although the Corporate General Partner owes fiduciary duties to the limited partners of the Partnership, the Corporate General Partner also owes fiduciary duties to AIMCO as its sole stockholder. As a result, the duties of the Corporate General Partner, as corporate general partner, to the Partnership and its limited partners may come into conflict with the duties of the Corporate General Partner to AIMCO as its sole stockholder.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

         The information set forth in the Letter to the Unit holders, dated as of October 28, 2005, a copy of which is attached hereto as Exhibit (a)(1), is incorporated herein by reference.

ITEM 5.  PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

         Not applicable.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         Not applicable.

ITEM 7.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

         Not applicable.

ITEM 8.  ADDITIONAL INFORMATION.

         The information set forth in the Letter to the Unit holders, dated as of October 28, 2005, a copy of which is attached hereto as Exhibit (a)(1), is incorporated herein by reference.

ITEM 9.  EXHIBITS.

(a)(1)   Letter to the Unit Holders of the Partnership, dated October 28, 2005.

(e)      Not applicable.

(g)      Not applicable.



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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 28, 2005


                                              U.S. REALTY PARTNERS LIMITED
                                              PARTNERSHIP


                                              By:   U.S. Realty I Corporation
                                                  ------------------------------
                                                    (Corporate General Partner)


                                              By:   /S/ MARTHA L. LONG
                                                  ------------------------------
                                                    Martha L. Long
                                                    Senior Vice President





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